Exhibit (a)(16)



Can You Help HEI's Directors See the Difference
Between $4.50 and $8.00 per Share?

(Bar graph showing two bars - the December 1, 1997 HEI stock price of $4.50 before Fant began accumulating shares and the April 1998 $8.00 Fant offer. The graph notes that the Fant offer represents a 78% premium over the Stock price before Fant began accumulating shares.)

Tender Your Shares Today for $8.00 per Share in Cash!

We urge you to read our Offer to Purchase and the related materials carefully.
If you need further information or any assistance in tendering your HEI shares, please contact:

The Dealer Manager:
RJ Steichen & Co
(612) 341-6200

The Information Agent
Beacon Hill Partners, Inc.
Toll-Free (800) 253-3814
or
Collect (212) 843-8500

Fant Industries Inc.